Exhibit 99.1

Digital Power Corporation Reports Financial Results for the Second Quarter Ended June 30, 2016

FREMONT, Calif., August 15, 2016, Digital Power Corporation (NYSE MKT: DPW - News) today announced financial results for the second quarter ended June 30, 2016.

Digital Power’s revenues for the second quarter ended June 30, 2016 were $2,064,000, a slight decrease of 4% from revenues of $2,151,000 for the same quarter ended June 30, 2015, resulting mainly from a decreased level in revenue from military products manufactured by the European operations of DPL offset by an increase in revenue from commercial products in North America. Net income for the quarter ended on June 30, 2016 was $66,000, compared to the $271,000 net loss recorded for the quarter ended June 30, 2015. The improvement in net income (loss) was mainly attributable to the improved sales in North America and a reduction in operation expenses. Gross margin in the second quarter ended June 30, 2016 was 36.5%, slightly lower than the 37.2% reported in the second quarter ended June 30, 2015, mainly due to the decrease in profitability of our commercial products sold by our U.S operations. Operating expenses were $743,000, a decrease of 22% from the quarter ended June 30, 2015, reflecting lower general and administrative expenses and engineering costs.

Commenting on the results, President and CEO, Amos Kohn, stated: “We are very pleased to present significant improvements in both sales and profitability compared to the first quarter ended March 31, 2016 and other recent quarters. Our revenue increased by $438,000 and our profitability increased by $259,000 compared to the first quarter ended March 31, 2016. For the second quarter ended June 30, 2016, our net income of $66,000 included $43,000 of stock option expenses. Excluding this non-cash related expense, our non-GAAP net income was $109,000 for the second quarter of 2016. For the second quarter ended June 30, 2015, our net loss was $271,000 and excluding stock option expenses of $90,000, intellectual property amortization expenses of $21,000 and $56,000 for impairment of our Telkoor investment, our non-GAAP net loss was $104,000. We are excited that with our strategy to enhance our product offering, develop new products and expand our sales in the global market, and we believe that we will continue to improve our revenue realization rate and profitability in future quarters.”

Mr. Kohn continued, “We continue to pursue our strategic plan of developing complete customized power solutions and to enhance our standard product portfolio with innovative, high density and efficient power supplies at ever increasing power levels. The focus on a complete solution for power applications is well received by our major telecom, medical, military and industrial customers.”

Use of Non-GAAP Measures

This press release provides financial measures for net loss, which exclude stock-based compensation expense, impairment expenses and amortization for acquired intangible assets, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating loss and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: Amos Kohn, Investor Relations, 510-657-2635; Website: www.digipwr.com.

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2016 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the possible failure of the Company’s custom product development (g) the ability of the Company to attract, retain and motivate key personnel; (h) dependence on a few major customers; (i) dependence on the electronic equipment industry; (j) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (k) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (l) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (m) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (n) variations in operating results from quarter to quarter; (o) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

Financial Data
(In thousands except for per share data)

	Three Months Ended June 30,
Statement of Operations Data:	2016	2015

Revenues	$2,064	$2,151
Operating income (loss)	11	(147)
Net income (loss)	66	(271)

Basic and diluted (loss) income per share:	0.01	(0.04)

	June 30,	December 31,
Balance Sheet	2016	2015

Working capital	$2,456	$2,659
Total assets	4,564	5,099
Total Liabilities	1,343	1,628
Shareholders' equity	$3,221	$3,471

Non GAAP Financial Data & Reconciliation to GAAP (Excluding stock option expenses and amortization of intangible intellectual property)

	Three Months Ended June 30,
Statement of Operations Data:	2016	2015

GAAP Gross profit	$754	$801
Amortization of intangible assets	-	21
Stock option expenses	1	2
Non GAAP Gross profit	755	824
Operating expenses	743	948
Stock option expenses	42	88
Non GAAP operating expenses	701	860
Non GAAP operating income (loss)	54	(36)
Non GAAP other income (expense)	55	(124)
Impairment of investment	-	56
Non GAAP other income (expense)	55	(68)
GAAP Net income (loss)	66	(271)
Non GAAP expense reductions	43	167
Non GAAP Net income (loss)	109	(104)